May 9, 2024

VIA EDGAR SUBMISSION

Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, N.E.
Washington, D.C. 20549
Attn. Mindy Hooker and Anne McConnell

Re: Lumentum Holdings Inc.
Form 10-K for the fiscal year ended July 1, 2023
Form 8-K filed on August 17, 2023
File No. 1-36861

Ladies and Gentlemen,
Lumentum Holdings Inc. (“Lumentum” or the “Company”) submits this letter in response to the comments contained in the correspondence of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated April 11, 2024 (the “Comment Letter”), relating to the Form 10-K for the fiscal year ended July 1, 2023 (the “Form 10-K”) and Form 8-K filed on August 17, 2023 (the “Form 8-K").

For reference purposes, the text of the comments in the Comment Letter have been reproduced herein (in bold), with the Company’s response below each numbered comment.

Form 8-K filed August 17, 2023
Exhibit 99.1

1.We have read your response to prior comment 9 in our letter dated March 1, 2024 and note the following:

Lumentum respectfully acknowledges the Staff’s comment regarding our current presentation of non-GAAP financial measures in our Form 8-K. We would like to provide additional information on each of the Staff’s supplemental points separately below.

•The non-GAAP adjustments for incremental cost of sales related to components previously acquired from various brokers to satisfy customer demand are inventory costs you incurred to retain key customers who will continue to impact operating results.

With respect to incremental cost of sales related to components previously acquired from various brokers to satisfy customer demand, we would like to clarify that we have fixed pricing with our regular component suppliers. Therefore, when we experienced severe supply constraints, we incurred these extraordinary costs related to the acquisition of parts from the secondary market that were short term in nature, and not representative of the normal costs of our ongoing business or historical price fluctuations. There was no incremental revenue as we also have fixed pricing with our customers. Question 100.01 references “normal, recurring” costs “necessary to operate a registrants business,” and given our historical experience, we do not believe that these incremental costs, which represented the amounts above the contractual costs we would have otherwise paid, even taking into account price fluctuations, were normal or recurring, and they will not continue in the future.
The constraints we experienced on our supply chain were unprecedented. We had to access the secondary market in order to secure component supply. These purchases on the secondary market through brokers were not made up of relatively modest increases, but rather many multiples of the price charged by the customary supplier of the product. For example, there were parts that normally cost ~$10 from our primary supplier which we paid $300 or more on the secondary market during this period. We expected to continue to purchase the same components for ~$10 per part from our primary supplier once the supply chain normalized. Now that supply chain has normalized, we are in fact purchasing these same components for the previous price of ~$10 per part. In this example, we excluded the incremental amount from our non-GAAP financial measures. The prices charged by brokers during this time period were not the typical pricing variances we have experienced from our regular suppliers, especially given the nature of our fixed price contracts. The exorbitant prices and need to purchase from the secondary market were short term in nature and caused by the global pandemic and worldwide production shutdowns, which resulted in severe and unprecedented component shortages throughout our industry. Accordingly, since supply chain shortages have ceased, we have stopped incurring these charges, and do not reasonably expect these costs to be incurred in future periods nor do we believe the underlying events that resulted in these costs will reoccur. However, the remaining amount of these incremental costs that are within inventory costs on our balance sheet that will be sold in future periods is only $1.6 million. Therefore, we expect these charges to be immaterial in future periods.

•The non-GAAP adjustments for excess and obsolete inventory charges relate to trade restrictions and revenue from customers outside the United States represented between 86% and 92% of total revenue during the periods presented and this aspect of your business is discussed and addressed under risk factors.

With respect to excess and obsolete inventory charges and the impact of export control restrictions, we respectfully advise the Staff that the restrictions in question that resulted in the excess and obsolete charges that were excluded from our non-GAAP measures are not the customary trade restrictions we have experienced in the normal course of our business operations. The excess and obsolete inventory charges related to inventory that we would have sold to one customer, Huawei, absent export control restrictions. We have had significant product design wins, orders, and a solid track record of profitable sales to Huawei throughout our history, and if not for the export control restrictions against Huawei, the excess and obsolete charges in question would not have occurred. We note that Costs of selling outside the United States, including import duties, value-added tax (VAT), tariffs, and other similar costs are included in our non-GAAP Cost of Goods sold as they are part of our normal operations and cost of doing business outside of the U.S.
To provide additional context for the charges and the impact to our business, we would like to summarize to the Staff the history of the export control restrictions imposed by the United States Department of Commerce, Bureau of Industry and Security (“BIS”) against Huawei and the corresponding impact to the Company and our operating results. In August 2020, BIS adopted the Entity List Foreign-Produced Direct Product (“FDP”) Rule, as set forth in §734.9(e)(1)(i) of the Export Administration Regulations (“EAR”), also known as the Huawei Foreign-Produced Direct Product Rule (Huawei FDP Rule), which significantly expanded the scope of items subject to the EAR to include any non-U.S. produced telecommunications, semiconductor, and other items that were produced using certain types of U.S. equipment. Due to the novel nature of this restriction, companies in the industry adopted differing interpretations. When the Huawei FDP Rule was first released, Lumentum took reasonable steps to understand the applicability of the restrictions and compliance requirements. At that time, Lumentum determined that its products were not subject to the EAR under the Huawei FDP Rule and continued to ship products to Huawei.
In April 2023, BIS settled a civil penalty case with Seagate Technology Holdings plc for violations of the Huawei FDP Rule. In the corresponding press release and settlement agreement, BIS clarified certain interpretations regarding the Huawei FDP Rule, as well as its expectations of industry. In response, Lumentum engaged external trade counsel to review and assess its processes for determining whether its' products are subject to the EAR when shipped to Huawei.
External trade counsel reviewed each of the product lines that Lumentum was shipping to Huawei. This product-by-product analysis of the each Lumentum product line was very fact intensive and highly complex. As such, the analysis for each product line was very time consuming and occurred over several quarters and completed at different points in time.
If Lumentum concluded based on this further analysis that a product was subject to the EAR, we stopped shipments of the affected product line. The timeline below provides the dates for the stop shipment notifications for the product lines at issue, which corresponds to the time period in which we completed our review:
•From June to October 2023, Lumentum stopped shipment of the five pump laser models that were actively shipping to Huawei.

•On September 15, 2023, Lumentum stopped shipment on all transceiver products.

•From September to October 2023, Lumentum stopped shipment of the two datacom parts to Huawei.

•On October 31, 2023, Lumentum stopped shipment on all High-Reliability products.

•On October 31, 2023, Lumentum stopped shipment on all High Bandwidth Coherent Driver Modulator products.

•On October 31, 2023, Lumentum stopped shipment on all Narrow Linewidth Laser products.

•On October 31, 2023, Lumentum stopped shipment on all Vertical-Cavity Surface-Emitting Laser products.

•On December 21, 2023, Lumentum stopped shipment on Wavelength Selective Switches that contain the Xilinx integrated circuit.

•On March 7, 2024, Lumentum stopped shipment on all Neophotonics gold box tunable lasers.
As a result of the determination to stop shipping these product lines because the products are subject to the EAR, we assessed the volume of our potential excess and obsolete inventory as these products could no longer be sold to Huawei and could not be sold to any another customer. Accordingly, our excess and obsolete charges related to the Huawei business occurred at different times in calendar year 2023 and 2024. We note that the revenue from customers referenced in the Staff’s comment is all revenue attributable to non-US sales and that sales to Huawei in Q3FY24 were near zero ($0.1 million) compared to previous quarterly averages of approximately $50 million ($188 million in fiscal year 2021, and $221 million in fiscal year 2020). Effectively, all product lines that used to generate revenue and profits on sales to Huawei have ceased as a direct result of the export control restrictions noted above. Finally, we would like to highlight to the Staff that as a result of the above, all of our inventory which is custom produced for Huawei has already been written off as excess and obsolete, and we do not expect material charges for Huawei-related products in the future.

•The non-GAAP adjustments for abnormal excess capacity are in addition to restructuring costs and, based on your disclosure, reflect excess costs over a "historical normalized run rate".

Based on the nature of your business, customers, and the information you have provided, it continues to appear to us that these non-GAAP adjustments represent normal operating costs necessary to operate your business. Please revise future filings to not exclude these expenses from any non-GAAP performance measures in current, future or prior periods since they do not appear to comply with Question 100.01 of the Division of Corporation Finance's Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.

With respect to abnormal excess capacity, we submit to the Staff that the term: “abnormal excess capacity” was selected for 1) ease of understanding by the investor community, and 2) to communicate to investors that the excess capacity costs excluded were not incurred in the ordinary course of our business. For example, excess capacity that may occur after a customer of a custom product switches to a competitor’s product would not be excluded from our non-GAAP financial measures. We further note that expenses for excess capacity caused by ongoing fluctuations in customer demand are not excluded from our non-GAAP measures. Prior to Q2FY24, no excess capacity amounts had ever been excluded from our non-GAAP measures, and since then, only a portion of the excess capacity amounts, that portion related to the items discussed below, have been excluded. In Q3FY24, we recognized a total of $24.1M of excess capacity charges. Of this amount, $12.3M was included in our non-GAAP financial measures, and $11.9 million was excluded.
We respectfully advise the Staff that the “abnormal excess capacity” that was excluded from our non-GAAP results was attributable to three significant, discrete and non-ordinary course factors, as described below:
1.Export control restrictions against Huawei
The export control restrictions against Huawei that caused excess and obsolete inventory, as detailed above, have also resulted in excess manufacturing capacity. We are in the process of restructuring our manufacturing operations to eliminate such additional excess capacity in the future, but we have experienced additional costs and expenses related thereto. The costs associated with these specific restructuring items are included in the

“abnormal excess capacity” category, and we do not expect these costs to recur as part of our normal business operations.
2.Covid-19 Pandemic, resulting supply chain constraints, and industry-wide overcorrection
Our business and our customers’ businesses were severely and negatively impacted by the worldwide logistics and supply chain issues caused by the COVID-19 pandemic. The COVID-19 pandemic also created dynamics in the semiconductor component supply chains that led to shortages of the types of components we and our customers require in our products. In response to these component shortages, many of our customers accumulated significant inventory from us and our competitors. As supply conditions began to improve in the second half of fiscal 2023, customers are only now beginning to manage inventory down by significantly cutting their orders and in some cases not taking the shipments we had originally projected. As customers actively manage their inventory down, our manufacturing capacity has been significantly underutilized due to capacity that we enabled based on the previously forecasted demand that surged during the COVID-19 pandemic. While we expect this trend to continue to impact our business during the calendar year 2024, it is not reflective of normal operating conditions in our industry.
These two aforementioned factors are unprecedented in our Company’s history, and should not be considered either normal or recurring. Furthermore, we do not reasonably expect these factors to recur in the foreseeable future.

3.Post-Acquisition Facility Consolidation
Following the acquisition of NeoPhotonics and the acquisition of Cloud Light Technology Limited (“Cloud Light”), we are incurring significant, temporary costs to consolidate our manufacturing footprint and synergize our operations. See commentary below with respect to integration costs.
In addition to the integration costs described below, during periods where production lines and facilities are being shut down, transferred and requalified in new facilities, we incur excess capacity charges that are temporary in nature. These restructuring activities and related costs will cease when the manufacturing lines restart production in new locations. We believe the exclusion of such temporary excess capacity charges is not inconsistent with Question 100.01 of the Division of Corporation Finance's Compliance & Disclosure Interpretations on Non-GAAP Financial Measures, as they are temporary in nature and related to actions that are not part of our normal operations.

2.    In regard to your other non-GAAP adjustments, please more fully address the following:

For the non-GAAP adjustments for legal fees related to certain non-ordinary course litigation matters, tell us the amounts related to each legal matter you identified in your response letter during the last two fiscal years and current interim period.

Lumentum respectively acknowledges the Staff’s comment regarding our current presentation of non-GAAP financial measures in the Form 8-K and the request for more information to fully address non-GAAP adjustments related to litigation matters and integration related costs. We address these two matters individually below.
Litigation expenses
Excluded litigation expenses fall into two categories, which represent non-ordinary course litigation that is unrelated to the ongoing operation of our business.
Oclaro Merger Litigation
For further qualitative background on this matter, we refer the Staff to page 120 of the Form 10-K under the caption “Oclaro Merger Litigation,” which was a litigation matter we assumed in connection with our acquisition of Oclaro in 2021. The litigation expenses related to claims filed by Oclaro stockholders against Oclaro’s board of directors related to the merger prior to the consummation of the merger. We have excluded costs of litigation and the expected settlement, net of expected insurance recoveries, from our non-GAAP results for this case as follows:
YTD Q3FY24: $1.0M (legal fees)
FY2023: $11.4M (includes $7.8M for settlement and $3.6M legal fees)
FY2022: $0.4M (legal fees)
Cumulative LTD: $12.8M (Cumulative Life-to-date)

We advise the Staff that the amount excluded for expected settlement and legal fees of $12.8 million does not represent the total amount incurred, but rather the net income statement amount (net of expected insurance reimbursement). In Q2FY23 we recorded charges with respect to the expected settlement in accordance with ASC 450. While the amount has not yet been paid at the time of this correspondence, in Q2FY23 the parties engaged in meaningful settlement negotiations and reached a point where the settlement was probable and estimable. The parties have agreed to terms of a final settlement and the agreement is currently pending final approval by the courts. The remaining quarters include only the legal fees. We also advise the Staff that in our non-GAAP reconciliations, the $7.8M settlement is set forth as “Litigation Matters”, whereas the legal fees are included, along with other non-GAAP adjustments, in “Other charges, net.”
We believe merger-related stockholder litigation is outside of our normal operations. Therefore, we believe that the exclusion of this expense is not inconsistent with Question 100.01 of the Division of Corporation Finance's Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.

Other Non-Ordinary Course Litigation Matters

1)Certain legal cases in which Lumentum is the plaintiff.
We have excluded from our non-GAAP measures the legal fees related to one case in which Lumentum is the plaintiff, and to the extent we are successful, we will also exclude for non-GAAP purposes any gain recognized upon settlement. As noted, Lumentum is a plaintiff in only one litigation matter, which is unusual and not in the ordinary course of business.

2)Certain legal cases related to employment termination actions following our restructuring activities.
We believe the restructuring actions are outside of the normal course of our business operations. Therefore, the legal expenses related to the termination actions resulting from these restructurings are also not part of our ongoing operations.

We recorded a total of $3.5 million in legal costs for the above categories in the nine-month period ended March 31, 2024. Expenses related to these categories were not significant in prior years.

We would also like to confirm to the Staff that litigation and legal fees related to ongoing operational matters such as intellectual property costs (development, defense, management, and litigation), regulatory compliance, warranty and indemnity claims, compliance and investigations, and all other legal costs not listed above continue to be included in our non-GAAP measures, regardless of frequency, as they are considered part of our ongoing operations. In total, during the nine-months ended March 31, 2024, we incurred $10.0 million in legal costs, of which $4.5 million was attributable to the items above and excluded from our non-GAAP financial measures.

•For the non-GAAP adjustments for integration related costs, describe to us, in greater detail, the specific nature of the costs being excluded during the last two fiscal years and current interim period and explain how you determined their exclusion from non-GAAP performance measures is appropriate. Specifically address the difference between these costs and the restructuring costs that you also exclude.

Integration related costs
We respectfully advise the Staff that our policy for excluding “Integration Related Costs” from our non-GAAP results is to exclude only those costs that are necessary to integrate the acquired businesses into the Company. These integration related costs are only incurred following an acquisition and the resulting integration and consolidation of operations. A summary of such costs is provided below, as well as additional details on the basis for their exclusion from non-GAAP performance measures and why we believe such exclusion is appropriate.

Manufacturing Consolidation and Idle Equipment – This category consists of charges specifically tied to the costs to consolidate and restructure our manufacturing and facilities footprint following our acquisition of NeoPhotonics Corporation (“NeoPhotonics”). These costs began in Q3FY23, which is the quarter we began executing our global manufacturing restructuring plans following the NeoPhotonics acquisition. The amounts excluded from our results for non-GAAP reporting purposes were: $8.0 million in fiscal year 2023, and $18.0 million through the first 9 months of fiscal year 2024. Specifically, these costs include:

1)Salaries for employees dedicated to the transfer and requalification in the new facility. These costs are excluded from non-GAAP financial measures only if such employees have a firm termination date that has already been communicated to the employee and the employee is 100% dedicated to the transfer activity. For example, most employees from the NeoPhotonics facility in Shenzhen, China were notified in Q3FY23 that their jobs would be terminated upon completion of the transfer of the related product lines to our facility in Navanakorn, Thailand and the subsequent shut down of the facility in Shenzhen. The associated salaries, along with all fringe benefits, were considered transfer and integration related costs and were excluded from non-GAAP financial measures as they represent costs unrelated to the ongoing operations of the combined company and solely related to the integration of the acquired business.

The requirement that the employees must be 100% dedicated to the transfer and integration efforts with firm communicated termination date ensures that no costs related to ongoing operations are excluded from non-GAAP financial measures. For example, the salary for a group Director that has a firm termination date, and who will be overseeing the transfer but has an ongoing role with production and oversight of the product lines, is not excluded from non-GAAP financial measures. Similarly, salaries of employees that are 100% dedicated to the transfer, but who will not be terminated upon project completion, are also not excluded from non-GAAP reporting, as their salaries are ongoing, and they will rotate to other projects when the manufacturing transfer is completed.

2)Depreciation for idle equipment. When a manufacturing restructuring and consolidation occurs, a large portion of the expensive production equipment is transferred to the new production site. This effort requires a significant amount of time to disconnect, package, ship, and reconnect the equipment so that manufacturing qualification and production can begin again in a new location. Newly purchased equipment can be considered construction-in-progress and depreciation does not start until the asset is ready for its intended use. However, US GAAP does not allow the cessation of depreciation on idle equipment once the asset is placed in service, unless the asset is considered “held-for-sale”. These assets do not meet the criteria for “held for sale”, and the equipment will be used again in the new facility after a 6-12 month transfer period. As such, we do not cease the depreciation of these assets for GAAP purposes. However, for non-GAAP purposes, we exclude this depreciation on the idle assets being transferred, as it represents a cost solely attributable to the integration of the acquired business.

3)Travel. We exclude travel costs directly attributable to the integration or consolidation activity for non-GAAP purposes if the travel by employees was solely for purposes of facilitating the integration of the newly acquired business. These additional, incremental costs are only incurred because of the restructuring and integration activity and do not reflect our normal operating activity and results.

4)Shipping and Installation. The shipping of manufacturing equipment from the site that is being shut down to the new manufacturing site is very expensive due to the weight, size and sensitivity of the equipment. Shipping and installation costs include the actual shipping costs, costs to uninstall, package and prepare the equipment for transfer, and the costs to reinstall the equipment after arrival in the new facility. These costs are only incurred due to the manufacturing restructuring as part of the integration of the newly acquired business, and are considered short term in nature and incremental to our normal operating costs. These additional costs do not reflect our normal operating activity and is solely attributable to the integration of the acquired business.

Amortization of PP&E step up – Upon completion of an acquisition, fixed assets are marked up (or down) from their depreciated historical cost to fair value. Generally, this results in an increase in value, as fully depreciated assets continue to have a market value. However, we consider this as duplicative depreciation that is in excess of the amount that would be applicable absent an acquisition. We exclude the amount of depreciation attributable to the amortization mark-up, similar to how we exclude the amortization of the acquisition step-up of inventory. We began excluding these amounts related to the acquisition of NeoPhotonics in Q2FY23, and began excluding these amounts related to the Cloud Light acquisition in Q2FY24. The amounts excluded from our non-GAAP measures were: $6.6 million in fiscal year 2023, and $5.7 million through the first 9 months of fiscal year 2024.

Retention Agreements – Following an acquisition, Lumentum often offers certain employees of the acquired company a retention bonus, which is generally earned if the employees remain employed with the Company for 12, 18, or at times 24 months following the acquisition. Retention bonuses are necessary as employees are aware that the achievement of synergies will likely lead to significant changes in the processes and structure of the impacted operations and terminations of employment. These retention bonuses are intended to incentivize those employees to remain with the Company through the transition period following an acquisition. The amounts excluded for non-GAAP reporting purposes, and identified as “integration” costs include only those amounts for employees who we do not plan to terminate at the end of the integration period. Retention agreements for employees who have a communicated termination date, such as employees at a factory that we intend to shut down, are included in “restructuring and related charges.” We began excluding these amounts in Q2FY23, which is the quarter we completed the acquisition of NeoPhotonics. These excluded costs continued for 4 quarters thereafter as employees received a one-year retention payments under the agreements. The excluded costs for retention agreements related to the acquisition of Cloud Light began in Q2FY24. The amounts excluded from our non-GAAP financial measures for these retention agreements for continuing employees were: $3.3 million in fiscal year 2023, and $2.1 million through the first 9 months of fiscal year 2024. Finally, we would like to confirm that retention agreements driven by any other means besides post-acquisition integration (e.g. performance, critical development programs, employee resource shortages) are not excluded from our non-GAAP measures.

The retention payment amounts are excluded from our non-GAAP financial measures as they represent short term additional payments which will not continue in the future, and that were necessary to ensure the successful integration of the acquired company. Other non-integration related retention agreements given to other employees in the normal course of business are charged and included in both our non-GAAP and GAAP results.

Professional Fees – Professional fees excluded from non-GAAP measures include: 1) consulting fees specifically incurred to advise and facilitate post-merger integration, 2) duplicative audit fees from the acquired company’s auditors, and 3) fees charged by our independent auditor, Deloitte and Touche LLP, for specific services that are directly attributable to the acquisition and integration. These fees were only incurred due to the acquisition and integration and will not continue to be incurred after the near-term integration projects are completed. The amounts excluded from our non-GAAP financial measures were: $0 in fiscal year 2022, $3.2 million in fiscal year 2023, and $1.9 million through the first 9 months of fiscal year 2024.

Other – Various other items that meet our definition and policy for removal from non-GAAP financial measures. As mentioned above, our policy is to exclude costs that (1) would not have been incurred if the businesses remained separate, independent companies, and (2) will not continue after a short time period after the acquisition, generally one year, on the basis that they were only incurred in order to facilitate the integration of the acquired company. For example, this other category includes a $1.1M charge in Q4FY23 for a buy-out/termination fee with Oracle under the relevant contract with NeoPhotonics, due to integration into Lumentum’s enterprise resource planning software platform, and the cessation of use of the same platform being used by NeoPhotonics prior to the acquisition.

Finally, as requested, we would like to address the difference between these costs and the restructuring costs that we also exclude for non-GAAP reporting purposes. We advise the Staff that our “Restructuring and Related Charges” which are removed for non-GAAP purposes only include those charges that are broken out separately on the income statement as “Restructuring and Related Charges.” These amounts are charges that meet the criteria of ASC 420-10-05-2-A, which states “Involuntary employee termination benefits pursuant to a one-time benefit arrangement that, in substance, is not an ongoing benefit arrangement or an individual deferred compensation contract.” Therefore, we only classify separately on the GAAP income statement employee termination benefits related to company restructuring activities and large company actions, such as the restructuring activities that occurred following our acquisition of NeoPhotonics, and the broad company actions taken in fiscal year 2024 to reduce our overall cost structure.

Please do not hesitate to contact me at 408-546-4313, or Jae Kim, SVP and General Counsel at 408-546-4222 if you have any questions regarding this response letter.

Sincerely,

/s/ Wajid Ali
Executive Vice President, Chief Financial Officer

Cc:
Jae Kim, SVP and General Counsel
Lisa Stimmell, Wilson Sonsini Goodrich & Rosati